Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway announces additional C$70 million credit facility

    TORONTO, Dec. 27 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway") announced today that it has entered into a 365 day
C$70 million credit facility agreement with a syndicate of banks. This credit facility is supplemental to the existing US$175 million credit facility that matures in June, 2009.
    "We are pleased that our relationships with our banking partners have enabled us to obtain this additional flexibility particularly at this time when credit conditions in the markets are challenging", said Shaun Jackson,
Executive Vice President and CFO of Kingsway Financial. "We have undrawn amounts under our current facility but will utilize these new funds to repay our maturing 8.25% C$78 million debentures on December 31, 2007 at a lower financing cost."
    The Bank of Nova Scotia acted as Administrative Agent, Lead Arranger and
Bookrunner and the Royal Bank of Canada acted as Documentation Agent.

    Forward Looking Statements
    --------------------------
    This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2006 Annual Report under the heading Risk Factors in the Management's
Discussion and Analysis section. The securities filings can be accessed on the
Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at
www.sec.gov or through the Company's website at www.kingsway-financial.com.
The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    About the Company
    -----------------
    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the U.S..
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 629-7888, Fax: (905) 629-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:30e 27-DEC-07